UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 001-33005
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
          For Period Ended: September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________
PART I — REGISTRANT INFORMATION

Full name of registrant	Integrity Bancshares, Inc.

Former name if applicable:

Address of principal executive office (Street and number)
11140 State Bridge Road

City, state and zip code	Alpharetta, GA 30022

PART II — RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     Integrity Bancshares, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the “Form 10-Q”) by the prescribed due date because the review process with respect to the Company’s financial statements, including the review by the Company’s external accountants, had not been completed. The Company expects to complete this review and file the Form 10-Q within five calendar days of the prescribed due date.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Suzanne Long	(770)	777-0324

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes            ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes            ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As previously reported, the Company has experienced a deterioration in its loan portfolio during 2007 that has increased its level of non-accrual loans. The Company anticipates that its net income for the third quarter of 2007 will be significantly lower than its net income for the third quarter of 2006, approximately $700,000 compared to $3.4 million for third quarter 2006, primarily due to the resulting loss of interest income from these non-accrual loans and a larger loan loss provision.
Integrity Bancshares, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 13, 2007	INTEGRITY BANCSHARES, INC.

		By:	/s/ Suzanne Long

Suzanne Long, CFO
     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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